UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-33002

L-1 IDENTITY SOLUTIONS, INC. AMENDED AND RESTATED
2006 EMPLOYEE STOCK PURCHASE PLAN
(Exact name of registrant as specified in its charter)

L-1 Identity Solutions, Inc.
177 Broad Street
Stamford, Connecticut  06901
(203) 504-1100
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in L-1 Identity Solutions, Inc. Amended and Restated
2006 Employee Stock Purchase Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  Zero (0)*

______________________

*      On July 25, 2011, pursuant to that certain Agreement and Plan of Merger, dated as of September 19, 2010, by and among L-1 Identity Solutions, Inc., a Delaware corporation (the “Company”), Safran SA, a French société anonyme  (“Safran”), and Laser Acquisition Sub Inc., a newly formed Delaware corporation and wholly owned subsidiary of Safran (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), and the Company, as the surviving corporation in the Merger, became a wholly owned subsidiary of Safran.  As a result of the Merger, all shares of common stock of the Company held under the L-1 Identity Solutions, Inc. Amended and Restated 2006 Employee Stock Purchase Plan (the “Plan”) have been cancelled and converted into the right to receive a cash payment.

In light of the foregoing, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “SEC”) to terminate the offering of unsold shares of common stock and related plan interests offered under the Plan, and the Plan is filing this Form 15 with the SEC to deregister the plan interests and to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the L-1 Identity Solutions, Inc. Amended and Restated 2006 Employee Stock Purchase Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

L-1 IDENTITY SOLUTIONS, INC. AMENDED AND RESTATED 2006 EMPLOYEE STOCK PURCHASE PLAN

Date:	August 5, 2011	By:	/s/ Celeste Thomasson
			Name:	Celeste Thomasson
			Title:	Vice President